CROSSHAIR APPOINTS NEW CHIEF FINANCIAL OFFICER

Dated: September 3, 2008	(AMEX: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX: CXX) (the “Company”) is pleased to announce the appointment of Mr. Joseph Miller, CMA, as Chief Financial Officer.

Mr. Miller has over 20 years experience in financial management of public companies, including numerous energy and resource companies based in Alberta. Prior to joining Crosshair, Mr. Miller was the Chief Financial Officer of GPS Industries Inc. and was responsible for the overall financial management of the company, including internal and external public reporting and SEC reporting and filings, and initiating the Sarbanes Oxley compliance program identifying and focusing on the high risk processes and controls. From 1999 to 2007, Mr. Miller was employed by Transalta Corporation in Calgary, Alberta, first as the Manager of Financial Planning and Analysis and then as the Director of Financial Operations. Mr. Miller received his CMA designation in 1992 and is a member of the Certified Management Accountants of British Columbia. He received his diploma in Business Administration from Mount Royal College in 1989.

The Company is granting to Mr. Miller, under the terms of its stock option plan, options to purchase up to 150,000 common shares at a price of $0.50 per share. The options are subject to vesting over a two year period and have an expiry date of August 1, 2013.

The Company would like to thank Mr. Douglas R. Brett for his service as CFO. Mr. Brett leaves the Company to more fully concentrate on his role as CFO of Santa Fe Metals Corp.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador - Canada's most promising emerging uranium district. The 720 sq km CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization. Ninety-two percent of Crosshair’s CMB Property and all of its currently defined resources (including the Two Time Zone) fall outside of Labrador Inuit Lands. These assets are therefore not directly impacted by the Nunatsiavut Government’s recent decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver T: 604-681-8030 F: 604-681-8039 E: investor@crosshairexploration.com	www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.